FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of July, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   T      Form 40-F
                                   -----             -----

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
          Commission pursuant to Rule 12g3-2(b) under the Securities
                            Exchange Act of 1934.)

                            Yes             No   T
                                -----          -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A

              China Netcom Group Corporation (Hong Kong) Limited
                   Building C, No. 156, Fuxingmennei Avenue
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         The announcement on the change of the registered office of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant") effective from July 26 2005, made by the Registrant in English on July 26, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By /s/ Zhang Xiaotie
                             -----------------

                          By /s/ Oliver E Lixin
                             -------------------






                          Name:    Zhang Xiaotie and Oliver E Lixin

                          Title:   Joint Company Secretaries



Date:     July 26, 2005


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                               [GRAPHIC OMITTED]
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                          CHANGE OF REGISTERED OFFICE

The board of directors (the "Board") of China Netcom Group Corporation (Hong
Kong) Limited (the "Company") is pleased to announce that the registered office of the Company has been changed to 46th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong, with effect from 26 July 2005.

                                                   By order of the Board
                                                       Zhang Xiaotie
                                                      Oliver E Lixin
                                                 Joint Company Secretaries

Hong Kong, 26 July 2005

As at the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive Directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Keith Rupert Murdoch, Mr. Yan Yixun as non-executive Directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.